



Poetica Coffee Inc
Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $250,000

Minimum Raise Amount: $75,000

Repayment Period: 5 years (60 months)

Collateral: Secured

Offering End Date: May 27, 2022

Company Details:

Name: Poetica Coffee Inc

Founded: 2020

Address: 251 Smith Street, Brooklyn, NY 11231

Industry: Limited Service Restaurant

Employees: 40

Website: https://www.poeticacoffee.com/

Use of Funds Allocation:

If maximum raise is met:

$241,250 (96.5%) – expansion of its business and for working capital

$8,750 (3.5%) – SMBX's capital raise fee





Business Metrics:

	FY20	FY21	YTD 2/28/22
Total Assets	$265	$148,224	$237,165
Cash & Cash Equivalents	$265	$7,967	$9,887
Accounts Receivable	$0	$989	$34,061
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$73,396	$59,035
Revenue	$401,586	$1,702,481	$310,594
Cost of Goods Sold	$198,315	$805,232	$66,903
Taxes	$0	$0	$0
Net Income	-$4,508	$8,981	$48,194

About:

Poetica Coffee Inc is a Brooklyn, NY based coffee franchise that operates 7 locations. According to its website, it uses coffee beans that are consciously sourced from around the world and that are locally roasted. Over time, the company intends to expand through additional locations.

For more information, contact our Customer Support Team at support@thesmbx.com

